Exhibit (a)(5)(K)

Jan 04, 2011 08:30 ET

FTC Grants Early Termination of Waiting Period Under Hart-Scott-Rodino Act

SAN DIEGO, CA and NEW YORK, NY--(January 4, 2011) - Cypress Bioscience, Inc. (NASDAQ: CYPB) ("Cypress"), a pharmaceutical company engaged in the development of innovative drugs to treat central nervous system disorders, today announced that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR") applicable to the cash tender offer by Ramius V&O Acquisition LLC, an affiliate of Ramius LLC (collectively, "Ramius") and affiliates of Royalty Pharma ("Royalty Pharma" and together with Ramius, the "Ramius/RP Group"), to purchase all of the outstanding shares of common stock of Cypress not already owned by the Ramius/RP Group.

The early termination of the HSR waiting period satisfies one of the conditions necessary for the consummation of the tender offer. The tender offer is scheduled to expire at 11:59 p.m. Eastern time on Wednesday, January 5, 2011 (the end of the day on Wednesday), unless the tender offer is extended. Consummation of the tender offer remains subject to other customary conditions, including the tender of a majority of the outstanding shares of Cypress' common stock, determined on a fully diluted basis.

As previously announced, the Ramius/RP Group amended its tender offer on December 20, 2010, for all of the outstanding shares of common stock for $6.50 per share in cash. The tender offer was made pursuant to an Amended and Restated Offer to Purchase, dated December 20, 2010, and in connection with the Agreement and Plan of Merger, dated December 14, 2010, entered into by and among Cypress, Ramius and Royalty Pharma, which Cypress and the Ramius/RP Group announced on December 14, 2010.

About Cypress

Cypress is a pharmaceutical company dedicated to the development of innovative drugs targeting large unmet medical needs for patients suffering from a variety of disorders of the central nervous system. Since 1999, Cypress has received FDA approvals for both of the products it brought to the FDA during that period, including for Prosorba™, a medical device for rheumatoid arthritis, and Savella® (milnacipran HCl), for fibromyalgia. The Company focuses on generating stockholder value by reaching clinical development milestones as quickly and efficiently as possible. Cypress' development-stage assets include CYP-1020 for cognitive impairment in schizophrenia, Staccato® nicotine for smoking cessation and intranasal carbetocin for autism. More information on Cypress and its products and development assets is available at http://www.cypress.com/.

About Ramius

Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.

About Royalty Pharma

Royalty Pharma is the industry leader in acquiring revenue-producing intellectual property -- principally royalty interests in marketed and late stage biopharmaceutical products with a market value of over $2 billion. Royalty Pharma currently owns a diversified portfolio of royalty interests in several high-quality blockbuster biopharmaceutical products, including Amgen's Neupogen® and Neulasta®, Genentech's Rituxan®, Gilead's Emtriva®, Truvada® and Atripla®, Celgene's Thalomid®, and now Abbott's Humira®. The company has a ten year history of providing value to holders of royalty interests, including its joint $525 million acquisition with Gilead Sciences of Emory University's emtricitabine royalty interest and its acquisitions of approximately 80% of Memorial Sloan Kettering's U.S. and international royalty interests in Neupogen® and Neulasta® for over $400 million. The strong market position enjoyed by the products in which Royalty Pharma owns royalties -- generally the sole or number one product in their therapeutic classes -- and its revenue diversification are some of the key attributes contributing to the investment grade rating of Royalty Pharma's finance trust, which is further wrapped by a mono-line insurer to "AAA"/"Aaa" by S&P and Moody's. More information on Royalty Pharma is available at www.royaltypharma.com.

Forward Looking Statement

The offer to buy shares of Cypress common stock will be made only pursuant to the amended and restated offer to purchase and related materials that the Ramius/RP Group has filed with the SEC. Cypress stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. These materials and any other documents filed by the Ramius/RP Group or Cypress with the SEC may be obtained free of charge at the SEC's website at www.sec.gov and by contacting Cypress Investor Relations at 858-452-2323. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Cypress' website at www.cypress.com. Investors and security holders are urged to read the Schedule TO, as amended, and the Schedule 14D-9, as amended, and the other relevant materials before making any investment decision with respect to the Ramius/RP Group tender offer.

Statements in this press release that relate to future results and events are forward-looking statements based on Cypress', Ramius' and Royalty Pharma's current expectations regarding tender offer and transactions contemplated by the merger agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Cypress may not satisfy one or more closing conditions and other risks that are described in Cypress' Annual Report on Form 10-K for the year ended December 31, 2009 and in its subsequently filed SEC reports. Cypress undertakes any obligation to update these forward-looking statements except to the extent otherwise required by law.

Contacts:

For Cypress

Matthew Sherman or
Dara Silverstein
212-355-4449
Joele Frank, Wilkinson Brimmer Katcher

Amy Bilbija or Bob Marese
212-929-5500
MacKenzie Partners, Inc.

For Ramius

Peter Feld
212-201-4878

or

Gavin Molinelli
212-201-4828
Ramius LLC

For Royalty Pharma

Pablo Legorreta
212-883-2289

Alexander V. Perfall
212-883-2298